GUARANTEE AGREEMENT

THIS AGREEMENT made as of the 13th day of October, 2014.

B E T W E E N:

FBC HOLDINGS S.á.r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg, with its registered office located at 46 A, Avenue John F. Kennedy, L-1855 Luxembourg, having a share capital of 12,500 shares with a nominal value of EUR 1, and registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B 142.133

(herein called the “Lender”)

- and -

SPHERE 3D CORPORATION, a corporation incorporated under the laws of the Province of Ontario

(herein called the “Guarantor”)

WHEREAS the Guarantor has agreed to guarantee payment of the Obligations of Overland Storage, Inc., a California corporation (the “Borrower”) on the terms and subject to the conditions set forth herein;

AND WHEREAS, it is in the best interests of the Guarantor to execute and deliver this agreement, inasmuch as the Guarantor will derive substantial direct and indirect benefits from the provision of credit and other financial accommodations by the Lender to the Borrower;

AND WHEREAS, in consideration of the financial and other support that the Borrower has provided and may in the future provide to the Guarantor, and in order to induce the Lender to extend credit and make other financial accommodations to the Borrower, the Guarantor is willing to guarantee payment of the Obligations of the Borrower on the terms and subject to the conditions set forth herein;

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the Guarantor hereby covenants with the Lender as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms. All capitalized terms used herein which are not otherwise defined herein shall have the respective meaning ascribed thereto in the Loan Agreement; otherwise, in this agreement or any amendment to this agreement, unless the context clearly indicates to the contrary:

“Designated Currency” shall have the meaning ascribed thereto in Section 2.1 herein.

“Loan Agreement” means the Loan and Security Agreement made as of October 13, 2014 by and among the Borrower and the Lender, as the same may be amended, modified, supplemented or replaced from time to time.

“Material Adverse Effect” means a material adverse effect on (i) the assets, liabilities, results of operations, condition (financial or otherwise), or business of the Guarantor and its Subsidiaries taken as a whole, (ii) the legality, validity, enforceability or binding effect of this agreement, or (iii) the ability of the Guarantor to perform its obligations hereunder.

“Obligations” shall have the meaning ascribed thereto in the Loan Agreement.

“Other Taxes” shall have the meaning ascribed thereto in Section 2.11(b) herein.

“Subordination Agreement” means the subordination agreement entered into as of October 13, 2014 by and between Silicon Valley Bank, the Lender and the Borrower, as the same may be amended, modified, supplemented or replaced from time to time.

“Taxes” shall have the meaning ascribed thereto in Section 2.11(a) herein.

1.2 Other Usages. References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this Guarantee Agreement, as amended, modified, supplemented or replaced from time to time, and not to any particular Article, Section or other subdivision of this agreement. Any references herein to any other agreements or documents shall mean such agreements or documents as amended, modified, supplemented, restated or replaced from time to time.

1.3 Plural and Singular. Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4 Headings. The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5 Applicable Law. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties hereby attorn to the courts of the Province of Ontario and agree that those courts shall have non-exclusive jurisdiction to determine all disputes relating to this agreement. 1.6 Time of the Essence. Time shall in all respects be of the essence of this agreement and no extension or variation of this agreement or any obligation hereunder shall operate as a waiver of this provision.

1.7 Currency. Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States of America.

ARTICLE 2
GUARANTEE

2.1 Guarantee. Subject to Section 2.12, the Guarantor hereby unconditionally, absolutely, irrevocably and guarantees the full and punctual payment by the Borrower to the Lender as and when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise, of all of the Obligations in the same currency (the “Designated Currency”) as the currency of the Obligations, whether for principal, interest, fees, expenses, indemnities or otherwise. For greater certainty, the Guarantor shall be required to pay the Obligations, subject to Section 2.12, if the Sphere 3D Merger Closing does not occur within 90 days after the Funding Date.

2.2 Nature of Guarantee. Subject to Section 2.12, this agreement shall in all respects be a continuing, absolute, unconditional and irrevocable guarantee of payment when due and not of collection, and shall remain in full force and effect until the Obligations have been fully satisfied. Subject to Section 2.12, the Guarantor guarantees that the Obligations will be paid by the Borrower strictly in accordance with their respective terms, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of the Lender with respect thereto (provided the Guarantor shall not be in breach of any such law, regulation or order by doing so).

2.3 Liability Not Lessened or Limited. Subject to the provisions hereof and Section 2.12 in particular, the liability of the Guarantor under this agreement shall be absolute, unconditional and irrevocable irrespective of, and without being lessened or limited by:

(a)	any lack of validity, effectiveness or enforceability of any of the agreements or instruments evidencing any of the Obligations;

(b)	the failure of the Lender:

(i)

to assert any claim or demand or to enforce any right or remedy against the Borrower or any other Person (including any other guarantor) under the provisions of any of the agreements or instruments evidencing any of the Obligations, or otherwise, or

(ii) to exercise any right or remedy against any other guarantor of, or collateral securing, any of the Obligations;

(c)	any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other extension, compromise, indulgence or renewal of any Obligations;

(d)

any reduction, limitation, variation, impairment, discontinuance or termination of the Obligations for any reason (other than by reason of any payment which is not required to be rescinded), including any claim of waiver, release, discharge, surrender, alteration or compromise, and shall not be subject to (and the Guarantor hereby waives any right to or claim of) any defence or setoff, counterclaim, recoupment or termination whatsoever by reason of the invalidity, illegality, nongenuineness, irregularity, compromise, unenforceability of, or any other event or occurrence affecting, the Obligations or otherwise (other than by reason of any payment which is not required to be rescinded);

(e)

any amendment to, rescission, waiver or other modification of, or any consent to any departure from, any of the terms of any of the agreements or instruments evidencing any of the Obligations or any other guarantees or security;

(f)

any addition, exchange, release, discharge, renewal, realization or non-perfection of any collateral security for the Obligations or any amendment to, or waiver or release or addition of, or consent to departure from, any other guarantee held by the Lender as security for any of the Obligations;

(g)

the loss of or in respect of or the unenforceability of any other guarantee or other security which the Lender may now or hereafter hold in respect of the Obligations, whether occasioned by the fault of the Lender or otherwise;

(h)

any change in the name of the Borrower, constating documents, capital structure, capacity or constitution of the Borrower, the bankruptcy or insolvency of the Borrower, the sale of any or all of the business or assets of the Borrower or the Borrower being consolidated, merged or amalgamated with any other Person;

(i)	any payment received on account of the Obligations by the Lender that it is obliged to repay pursuant to any applicable law or for any other reason; or

(j)	any other circumstance which might otherwise constitute a defence available to, or a legal or equitable discharge of, the Borrower, any surety or any guarantor.

2.4 Lender not Bound to Exhaust Recourse. The Lender shall not be bound to pursue or exhaust its recourse against the Borrower or others or any security or other guarantees it may at any time hold before being entitled to payment hereunder from the Guarantor or to enforce its rights against the Guarantor hereunder.

2.5 Enforcement. Upon any of the Obligations becoming due and payable by the Borrower (and, for greater certainty, if the Sphere 3D Merger Closing does not occur within 90 days after the Funding Date), the Guarantor shall forthwith pay to the Lender in immediately available funds at the address of the Lender set forth in Section 4.1 the total amount of such Obligations as provided for in Section 2.12 and the Lender may forthwith enforce its rights against the Guarantor hereunder. A written statement of the Lender as to the amount of the Obligations remaining unpaid to the Lender at any time shall be prima facie evidence against the Guarantor, absent manifest error, as to the amount of the Obligations remaining unpaid to the Lender at such time.

2.6 Guarantee in Addition to Other Security. The guarantee contained herein shall be in addition to and not in substitution for any other guarantee or other security which the Lender may now or hereafter hold in respect of the Obligations, and the Lender shall be under no obligation to marshal in favour of the Guarantor any other guarantee or other security or any moneys or other assets which the Lender may be entitled to receive or may have a claim upon. 2.7 Reinstatement. The guarantee contained herein and all other terms of this agreement shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment (in whole or in part) of any of the Obligations is rescinded or must otherwise be returned or restored by the Lender by reason of the insolvency, bankruptcy or reorganization of the Borrower or for any other reason not involving the wilful misconduct of the Lender, all as though such payment had not been made.

2.8 Waiver of Notice, etc. The Guarantor hereby waives promptness, diligence, notice of acceptance and any other notice with respect to any of the Obligations and this agreement.

2.9 Subrogation Rights. Until all of the Obligations have been fully satisfied, all dividends, compositions, proceeds of security or payments received by the Lender from the Borrower or others in respect of the Obligations shall be regarded for all purposes as payments in gross without any right on the part of the Guarantor to claim the benefit thereof in reduction of their liability under this agreement. Except to the extent necessary to preserve its rights, the Guarantor will not exercise any rights which it may acquire by way of subrogation under this agreement, by any payment made hereunder or otherwise, until the prior satisfaction in full of all of the Obligations. Any amount paid to the Guarantor on account of any such subrogation rights prior to the satisfaction in full of all Obligations shall be held in trust for the benefit of the Lender and shall immediately be paid to the Lender and credited and applied against the Obligations, whether matured or unmatured; provided, however, that if

(a)	the Guarantor has made payment to the Lender of all or any part of the Obligations, and

(b)	all Obligations have been paid in full and all commitments of the Lender to the Borrower have been permanently terminated,

the Lender agrees that, at the Guarantor’s request, the Lender will execute and deliver to the Guarantor appropriate documents (without recourse and without representation or warranty) necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Obligations resulting from such payment by the Guarantor. Additionally, without limiting the foregoing, the Guarantor hereby acknowledges and agrees that any and all subrogation rights the Guarantor may acquire under this agreement constitute “Junior Debt” as such term is defined in the Subordination Agreement. In the event that the Guarantor acquires any such subrogation rights, it will execute a joinder to the Subordination Agreement or other agreement requested by Silicon Valley Bank to give effect to the foregoing.

2.10 Advances After Certain Events. All advances, renewals and credits made or granted by the Lender to or for the Borrower under the Loan Agreement after the bankruptcy or insolvency of the Borrower, but before the Lender has received notice thereof, shall be deemed to form part of the Obligations, and all advances, renewals and credits obtained from the Lender by or on behalf of the Borrower under the Loan Agreement shall be deemed to form part of the Obligations, notwithstanding any lack or limitation of power, incapacity or disability of the Borrower or of the directors or agents thereof and notwithstanding that the Borrower may not be a legal entity and notwithstanding any irregularity, defect or informality in the obtaining of such advances, renewals or credits, whether or not the Lender has knowledge thereof. The Guarantor will indemnify the Lender for any such advance, renewal or credit that is not repaid to the Lender.

2.11 Payments Free and Clear of Taxes, etc. The Guarantor hereby agrees that:

(a)

Any and all payments made by the Guarantor hereunder shall be made free and clear of, and without deduction for, any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, excluding, in the case of the Lender, taxes imposed on its net income (all such non-excluded taxes, levies, imposts, deductions, charges, withholdings and liabilities being hereinafter referred to as “Taxes”). If the Guarantor shall be required by law to deduct any Taxes from or in respect of any sum payable hereunder to the Lender:

(i)

the sum payable shall be increased as may be necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 2.11) the Lender receives an amount equal to the sum it would have received had no such deductions been made,

	(ii)	the Guarantor shall make such deductions, and

	(iii)	the Guarantor shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law.

(b)

The Guarantor shall pay any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies which arise from any payment made hereunder or from the execution, delivery or registration of, or otherwise with respect to, this agreement (hereinafter referred to as “Other Taxes”).

(c)

The Guarantor hereby indemnifies and holds harmless the Lender for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable under this Section 2.11) paid by the Lender and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Taxes or Other Taxes were correctly or legally assessed.

(d)

Within 30 days after the date of any payment of Taxes or Other Taxes, the Guarantor will furnish to the Lender the original or a certified copy of a receipt evidencing payment thereof. If no Taxes or Other Taxes are payable in respect of any payment hereunder to the Lender, the Guarantor will furnish to the Lender a certificate from each appropriate taxing authority, or an opinion of counsel acceptable to the Lender, in either case stating that such payment is exempt from or not subject to Taxes or Other Taxes.

(e)

Without prejudice to the survival of any other agreement of the Guarantor hereunder, the agreements and obligations of the Guarantor contained in this Section 2.11 shall survive the payment in full of the Obligations.

2.12 Limited Liability; Method of Payment. Notwithstanding any other provision hereof, (a) the liability of the Guarantor hereunder shall be limited in amount to the lesser of (i) $2,500,000 plus all accrued and unpaid interest thereon and all cost and expenses incurred by the Lender in enforcing this agreement and (ii) the amount of the Obligations, (b) such liability shall only arise if (i) the Sphere 3D Merger Closing does not occur within 90 days after the Funding Date or (ii) Guarantor shall fail to comply with or other breach shall occur under any covenant or term hereof or any representation made by Guarantor hereunder shall be untrue when made or deemed made and (c) the Guarantor shall have the option of satisfying its liability pursuant to clause (b)(i) of this Section 2.12 by cash or by the issuance of Sphere Stock or by a combination thereof. The number of shares of Sphere Stock issued pursuant to this Section 2.12 to the Lender in satisfaction of the Guarantor’s obligations hereunder shall be determined on the basis set forth in section 2.3(iii) of the Loan Agreement. For the avoidance of doubt, in the event that Guarantor shall fail to comply with or any breach shall occur under any covenant or term hereof or any representation made by Guarantor hereunder shall be untrue when made or deemed made, the full amount of the obligations of the Guarantor hereunder (subject to the limitation set forth in clause (a) of the first sentence of this Section 2.12) shall immediately be due and payable in cash by Guarantor whether or not the Obligations are then due and payable by Borrower.

ARTICLE 3
COVENANTS, REPRESENTATIONS, WARRANTIES AND INDEMNITIES

3.1 Affirmative Covenants. The Guarantor hereby covenants and agrees that, until the Obligations have been paid in full, or unless the Lender otherwise expressly consents in writing to amend or waive any covenant, it will comply with, perform, fulfil and satisfy the covenants in this Section 3.1.

(a)

Corporate Existence. The Guarantor shall maintain its corporate existence in good standing and shall, qualify and remain duly qualified to carry on business and own property in each jurisdiction in which such qualification is necessary to the extent that a failure to so qualify could reasonably be expected to have a Material Adverse Effect.

(b)

Conduct of Business. The Guarantor shall conduct its business in such a manner so as to comply in all respects with all applicable laws, so as to observe and perform all its obligations under leases, licences and agreements necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom to the extent that such non-compliance, non-observance or non-performance would reasonably be expected to have a Material Adverse Effect. The Guarantor shall obtain and maintain all material licenses, certificates of approval, consents, registrations, permits, government approvals, franchises, authorizations and other rights necessary for the operation of its business to the extent that a failure to do so would reasonably be expected to have a Material Adverse Effect. The Guarantor shall perform all obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied except where failure to do so would not reasonably be expected to have a Material Adverse Effect.

(c)

Taxes. The Guarantor shall file all tax returns and tax reports required by law to be filed by them and pay all material taxes, rates, government fees and dues levied, assessed or imposed upon them and upon their property or assets or any part thereof, as and when the same become due and payable (except any such taxes or charges which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books), and the Guarantor shall deliver to the Lender, when requested, written evidence of such payments.

(d)

Adequate Allotment of Sphere Stock. The Guarantor shall at all times ensure that a sufficient number of shares of Sphere Stock have been duly allotted for issuance to the Lender so that the Guarantor may fully satisfy its obligations hereunder by the issuance of shares of Sphere Stock, free and clear of all encumbrances and restrictions, as provided herein. Any such shares of Sphere Stock used to pay the Guarantor’s obligations hereunder shall be validly issued, fully paid and non-assessable and will be free and clear of all encumbrances and restrictions.

(e)

Regulatory Compliance. The Guarantor shall, within 30 days following the date hereof, obtain all necessary consents and approvals from all relevant stock exchanges and securities regulatory authorities in order to fully satisfy its obligations hereunder by the issuance of shares of Sphere Stock as provided herein. Nothing herein shall require the Guarantor to register any securities of the Guarantor, whether on a demand basis or in connection with the registration of securities of the Guarantor for its own account under the United States Securities and Exchange Act.

3.2 Representations and Warranties. The Guarantor hereby represents and warrants that each of the representations and warranties contained in this Section 3.2 are true and correct each time they are made.

(a)

Status and Power. The Guarantor is a corporation duly incorporated and validly existing under the laws of the Province of Ontario. The Guarantor is duly qualified, registered or licensed in all jurisdictions where such qualification, registration or licensing is required for the Guarantor to carry on its business. The Guarantor has all requisite capacity, power and authority to own, hold under licence or lease its properties, to carry on its business and to otherwise enter into, and carry out the transactions contemplated hereby except to the extent the lack thereof would not reasonably be expected to have a Material Adverse Effect.

(b)

Authorization and Enforcement. All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by the Guarantor of this agreement. The Guarantor has duly executed and delivered this agreement. This agreement constitutes legal, valid and binding obligations of the Guarantor enforceable against the Guarantor by the Lender in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and (ii) the fact that the courts may deny the granting or enforcement of equitable rights.

(c)

Compliance with Other Instruments. The execution, delivery and performance by the Guarantor of this agreement, and the consummation of the transactions contemplated hereby, do not and will not conflict with, result in any breach or violation of, or constitute a default under the terms, conditions or provisions of the articles of incorporation or by-laws of the Guarantor, any applicable law or any agreement, lease, licence, permit or other instrument to which the Guarantor is a party or is otherwise bound or by which the Guarantor benefits or to which its property is subject and do not require the consent or approval of any stock exchange, securities regulatory or any other person or governmental authority.

(d)

Compliance with Laws. The Guarantor has complied with all applicable laws in respect of this agreement and the transactions contemplated hereby except to the extent the failure to do so would not reasonably be expected to have a Material Adverse Effect. The Guarantor is not in violation of any agreement, employee benefit plan, pension plan, mortgage, franchise, licence, judgment, decree, order, statute, treaty, rule or regulation relating in any way to itself, to the operation of its business or to its property or assets and which would reasonably be expected to have a Material Adverse Effect.

(e)	Solvency Proceedings. The Guarantor has not:

	(i)	admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

	(ii)	in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

	(iii)	made an assignment for the benefit of its creditors;

	(iv)	consented to the appointment of a receiver of the whole or any substantial part of its assets;

(v)

filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other applicable law or statute of Canada or any subdivision thereof; or

(vi)

been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of the Guarantor with such decree or order having remained in force and undischarged or unstayed for a period of thirty days.

3.3 Survival of Representations and Warranties. All of the representations and warranties of the Guarantor contained in Section 3.2 shall survive the execution and delivery of this agreement notwithstanding any investigation made at any time by or on behalf of the Lender. 3.4 Indemnities. The Guarantor hereby agrees to indemnify and save the Lender harmless from and against all loss, cost, damage, expense, claims and liability which it may at any time suffer or incur in connection with:

(a)	any failure by the Borrower to duly and punctually pay or perform the Obligations; and

(b)

any loss for any reason whatsoever, including by operation of law or otherwise, of any right of the Lender against the Borrower, other than losses that are caused by the Lender’s gross negligence or wilful misconduct.

ARTICLE 4
GENERAL CONTRACT PROVISIONS

4.1 Notices. All notices, requests, demands, directions and other communications provided for herein shall be in writing and shall be personally delivered or sent by telefacsimile, charges prepaid, at or to the address or telefacsimile number of the party set opposite its name below:

In the case of the Guarantor:	Sphere 3D Corporation
240 Matheson Blvd. East
Mississauga, Ontario
L4L 1X1

Attention: T. Scott Worthington, CFO
Telefax: (905) 282-9966

In the case of the Lender:	FBC Holdings S.á.r.l.
c/o Cyrus Capital Partners, L.P.
399 Park Avenue, 39th Floor
New York, New York, 10022

Attention:	Daniel Bordessa
Telefax:	(212) 380-5801

or to such other address or addresses or telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Business Day and such delivery was made during normal business hours of the recipient; otherwise, it shall be deemed to have been validly and effectively given on the Business Day next following such date of delivery. Any communication which is transmitted by telefacsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was made during normal business hours of the recipient; otherwise, it shall be deemed to have been validly and effectively given on the Business Day next following such date of transmission.

4.2 Further Assurances. The Guarantor shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Lender may reasonably request for the purpose of giving effect to this agreement.

4.3 Severability. Wherever possible, each provision of this agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this agreement shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this agreement.

4.4 Assignment. The Lender may only assign or transfer this agreement, any of its rights hereunder or any part thereof to any persons to whom any of the Obligations may be assigned in compliance with the Loan Agreement. Neither this agreement nor the benefit hereof may be assigned by the Guarantor.

4.5 Successors and Assigns. This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

4.6 Amendments and Waivers. No amendment to or waiver of any provision of this agreement, nor consent to any departure by the Guarantor herefrom, shall in any event be effective unless the same shall be in writing and signed by the Lender, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

4.7 Entire Agreement. This agreement and the agreements referred to herein constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

4.8 Judgment Currency.

(a)

If, for the purpose of obtaining or enforcing judgment against the Guarantor in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 4.8 referred to as the “Judgment Currency”) an amount due in a Designated Currency under this agreement, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding:

(i)

the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)

the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 4.8(a)(ii) being hereinafter in this Section 4.8 referred to as the “Judgment Conversion Date”).

(b)

If, in the case of any proceeding in the court of any jurisdiction referred to in Section 4.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Guarantor shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Designated Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)

Any amount due from the Guarantor under the provisions of Section 4.8(b) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

(d)

The term “rate of exchange” in this Section 4.8 means the noon rate of exchange of the Judgment Currency into the Designated Currency published by the Bank of Canada for the day in question for Canadian interbank transactions.

4.9 Set-Off.

(a)

In addition to any rights now or hereafter granted under applicable law, and not by way of limitation of any such rights, the Lender is authorized upon any amounts being payable by the Guarantor to the Lender hereunder, without notice to the Guarantor or to any other person, any such notice being expressly waived by the Guarantor, to setoff, appropriate and apply any indebtedness at any time held by or owing by the Lender to or for the credit of or the account of the Guarantor against and on account of the obligations and liabilities of the Guarantor which are due and payable to the Lender under this agreement.

(b)

The right of set-off set out in clause (a) above may be exercised by the Lender even if the offsetting obligations are in different currencies, in which case obligations which are denominated in a currency other than United States dollars shall be expressed as the United States dollar equivalent thereof (using the noon rate of exchange published by the Bank of Canada for the day in question for Canadian interbank transactions) and set off against obligations denominated in United States dollars.

4.10 No Waiver; Remedies; No Duty. In addition to, and not in limitation of, Section 2.3 and Section 2.8, no failure on the part of the Lender to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law. The Lender has no duty or responsibility to provide the Guarantor with any credit or other information concerning the Borrower’s affairs, financial condition or business which may come into the possession of the Lender.

4.11 Paramountcy. In the event of any conflict or inconsistency between the provisions of this agreement and the provisions of the Loan Agreement, the provisions of the Loan Agreement shall prevail and be paramount to the extent of such conflict or inconsistency.

4.12 Counterparts. This agreement may be executed in any number of counterparts, all of which shall be deemed to be an original and such counterparts taken together shall constitute one agreement, and any of the parties hereto may execute this agreement by signing any such counterpart.

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IN WITNESS WHEREOF the parties hereto have executed this agreement as of the date first above written.

FBC HOLDINGS S.á.r.l.

“Natalie S.E. Chevalier, Proxyholder”
By:	“Fabrice Stephane Rota, Director”
	Name:	Manacor (Luxembourg) S.A.
	Title:	Manager A

By:	“Thomas Stamatelos”
	Name:	Cyrus Capital Partners, L.P.
	Title:	Manager B

SPHERE 3D CORPORATION

By:	“T. Scott Worthington”
	Name:	T. Scott Worthington
	Title:	Chief Financial Officer

[Signature page to Guaranty]